Exhibit 99.1

 Condensed consolidated interim financial statements of

New Gold Inc.

As at and for the three and nine months ended September 30, 2011
(unaudited)

Table of contents

Condensed consolidated income statements	1

Condensed consolidated statements of comprehensive (loss) income	2

Condensed consolidated statements of financial position	3

Condensed consolidated statements of changes in equity	4

Condensed consolidated statements of cash flows	5

Notes to the condensed consolidated interim financial statements	6-35

New Gold Inc.
Condensed consolidated income statements
Three and nine month periods ended September 30
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)
			Three months ended		Nine months ended
	Note	2011	2010	2011	2010
		$	$	$	$
			Note 20		Note 20

Revenues		175,501	127,116	518,349	341,095
Operating expenses		83,550	58,874	225,209	167,933
Depreciation and depletion		15,901	21,122	53,122	52,791
Earnings from mine operations		76,050	47,120	240,018	120,371

Corporate administration expenses		6,214	4,977	17,392	16,584
Share-based payment expenses		3,567	1,418	8,986	5,265
Exploration and corporate development expenses		1,413	4,939	7,747	9,925

Income from operations		64,856	35,786	205,893	88,597
Finance income	5	962	1,188	2,930	1,840
Finance costs	5	(1,311)	(333)	(3,968)	(1,180)
Other gains (losses)	5	(7,618)	(1,819)	(3,596)	(42,961)

Earnings before taxes		56,889	34,822	201,259	46,296
Income tax (expense) recovery	14	(16,180)	9,932	(57,229)	(14,506)

Net earnings from continuing operations		40,709	44,754	144,030	31,790
Loss from discontinued operations	9	-	-	-	(9,886)
Net earnings		40,709	44,754	144,030	21,904

Earnings per share from continuing operations
Basic		0.09	0.11	0.34	0.08
Diluted		0.09	0.11	0.33	0.08

Loss per share from discontinued operations
Basic		-	-	-	(0.03)
Diluted		-	-	-	(0.02)

Earnings per share from continuing and discontinued operations
Basic		0.09	0.11	0.34	0.05
Diluted		0.09	0.11	0.33	0.06

Weighted average number of shares outstanding
(in thousands)
Basic		450,138	391,686	422,135	390,186
Diluted		456,499	401,564	433,789	399,628

See accompanying notes to the condensed consolidated interim financial statements.

New Gold Inc.
Condensed consolidated statements of comprehensive (loss) income
Three and nine month periods ended September 30
(Expressed in thousands of U.S. dollars)
(Unaudited)
			Three months ended		Nine months ended
	Note	2011	2010	2011	2010
		$			$
			Note 20		Note 20

Net earnings		40,709	44,754	144,030	21,904

Other comprehensive (loss) income
Unrealized losses on mark-to-market of gold contracts	12	(27,284)	(15,631)	(43,336)	(56,282)
Realized losses on settlement of gold contracts	12	12,364	5,141	29,695	12,676
Unrealized gain (loss) on mark-to-market of fuel contracts	12	-	228	-	(110)
Unrealized gain on
available-for-sale securities (net of tax of $2,872)	8	-	23,118	-	20,104
Cumulative translation adjustment		(67,023)	6,502	(58,385)	5,602
Income tax related to components of other
comprehensive income	12	6,077	3,760	5,628	17,826
Total other comprehensive (loss) income		(75,866)	23,118	(66,398)	(184)
Total comprehensive (loss) income		(35,157)	67,872	77,632	21,720

See accompanying notes to the condensed consolidated interim financial statements.

New Gold Inc.
Condensed consolidated statements of financial position
(Expressed in thousands of U.S. dollars)
(Unaudited)
		September 30	December 31
	Note	2011	2010
		$	$
Assets
Current assets
Cash and cash equivalents		433,113	490,754
Trade and other receivables		20,616	11,929
Inventories	7	122,073	103,055
Prepaid expenses and other		6,624	7,325
Total current assets		582,426	613,063

Investments	8	-	7,533
Mining interests	10	2,413,101	1,767,240
Deferred tax assets		21,728	10,058
Other		33,740	31,295
Total assets		3,050,995	2,429,189

Liabilities
Current liabilities
Trade and other payables	6	90,438	69,245
Current derivative liabilities	12	53,068	40,072
Current non-hedged derivative liabilities	12	14,656	-
Current tax liabilities		31,053	31,392
Total current liabilities		189,215	140,709

Reclamation and closure obligations	15	41,431	34,173
Provisions		17,979	9,227
Non-current derivative liabilities	12	111,642	113,303
Non-current non-hedged derivative liabilities	12	159,336	155,365
Deferred tax liabilities		136,699	179,180
Long-term debt	11	241,055	229,884
Deferred benefit		46,276	46,276
Other		765	577
Total liabilities		944,398	908,694

Equity
Common shares	13	2,356,107	1,845,886
Contributed surplus		79,425	81,176
Other reserves		(118,311)	(51,913)
Deficit		(210,624)	(354,654)
		(328,935)	(406,567)
Total equity		2,106,597	1,520,495
Total liabilities and equity		3,050,995	2,429,189

Commitments and contingencies (Note 18)
Subsequent events (Note 19)

Approved and authorized by the Board on November 3, 2011

"Robert Gallagher"
Robert Gallagher, Director

"James Estey"
James Estey, Director

See accompanying notes to the condensed consolidated interim financial statements.

New Gold Inc.
Condensed consolidated statements of changes in equity
Nine month period ended September 30
(Expressed in thousands of U.S. dollars, except share amounts)
(Unaudited)
	Note	2011	2010
		$	$
			Note 20
Common shares
Balance, beginning of period		1,845,886	1,810,039
Acquisition of Richfield	4	487,906	-
Exercise of options	13	22,250	11,920
Exercise of warrants	13	65	-
Balance, end of period		2,356,107	1,821,959

Contributed surplus
Balance, beginning of period		81,176	82,984
Exercise of options		(7,249)	(5,138)
Share-based payments		5,498	5,064
Balance, end of period		79,425	82,910

Share purchase warrants
Balance, beginning of period		-	11,850
Exercise of warrants		-	-
Balance, end of period		-	11,850

Other reserves
Balance, beginning of period		(51,913)	(27,639)
Cumulative translation adjustment		(58,385)	5,602
Hedging and investment adjustment		(8,013)	(5,786)
Balance, end of period		(118,311)	(27,823)

Deficit
Balance, beginning of period		(354,654)	(402,115)
Net earnings		144,030	21,904
Balance, end of period		(210,624)	(380,211)

Total equity		2,106,597	1,508,685

See accompanying notes to the condensed consolidated interim financial statements.

New Gold Inc.
Condensed consolidated statements of cash flows
Three and nine month periods ended September 30
(Expressed in thousands of U.S. dollars)
(Unaudited)
			Three months ended		Nine months ended
	Note	2011	2010	2011	2010
		$	$	$	$
			Note 20		Note 20
Operating activities
Net earnings		40,709	44,754	144,030	21,904
Loss from discontinued operations		-	-	-	9,886
Adjustments for:
Unrealized gain on gold contracts		(2,259)	(2,013)	(6,469)	(6,178)
Unrealized loss on fuel contracts		-	55	-	238
Unrealized foreign exchange (gain) loss	5	(18,048)	4,237	(20,029)	9,189
Unrealized and realized gain on investments	5	-	(2,126)	(1,349)	(7,018)
Unrealized loss on non-hedged derivatives	5	34,576	10,487	28,895	49,892
Loss on disposal of assets		396	32	648	1,449
Depreciation and depletion		15,770	21,044	52,625	52,806
Equity-settled share-based payment expense		1,778	1,340	5,498	5,064
Unrealized gain on embedded derivative contract	5	(9,670)	(10,916)	(10,520)	(11,568)
Unrealized loss on cash flow hedging items	5	481	-	4,167	-
Income tax expense (recovery)		16,180	(9,932)	57,229	14,506
Finance income		(962)	(1,188)	(2,930)	(1,840)
Finance costs		1,311	333	3,968	1,180
		80,262	56,107	255,763	139,510
Change in non-cash operating working capital	16	12,723	(6,794)	(15,003)	(13,565)
Cash generated from operations		92,985	49,313	240,760	125,945
Income taxes paid		(22,298)	(14,832)	(77,116)	(28,106)
Net cash generated from operations		70,687	34,481	163,644	97,839
Cash used in discontinued operations		-	-	-	(1,696)

Investing activities
Mining interests		(112,009)	(34,159)	(255,094)	(82,621)
Interest paid		-	(22)	(11,412)	(10,523)
Recovery (contribution) of reclamation deposits		-	(2)	8,147	(45)
Cash acquired in asset acquisition, net of transaction costs		-	-	18,589	-
Cash received in El Morro transaction, net of transaction costs		-	-	-	46,276
Investment in El Morro		-	-	-	(463,000)
Proceeds from sale of investments	8	-	-	8,927	48,112
Interest received		980	785	2,521	1,577
Proceeds from disposal of assets		285	243	500	272
Cash used in continuing operations		(110,744)	(33,155)	(227,822)	(459,952)
Cash generated from discontinued operations		-	-	-	34,410

Financing activities
Exercise of options to purchase common stock		2,408	379	15,001	6,789
Exercise of warrants to purchase common stock		65	-	65	-
El Morro loan		-	-	-	463,000
Repayment of long-term debt		-	-	-	(27,235)
Cash generated by financing activities		2,473	379	15,066	442,554
Cash generated from (used in) discontinued operations		-	-	-	-

Effect of exchange rate changes on cash and cash equivalents		(19,749)	13,207	(8,529)	5,497

(Decrease) increase in cash and cash equivalents		(57,333)	14,912	(57,641)	118,652
Cash and cash equivalents, beginning of period		490,446	376,092	490,754	272,352
Cash and cash equivalents, end of period		433,113	391,004	433,113	391,004

Cash and cash equivalents are comprised of
Cash		267,466	120,133	267,466	120,133
Short-term money market instruments		165,647	270,871	165,647	270,871
		433,113	391,004	433,113	391,004

Supplemental cash flow information (Note 16)

See accompanying notes to the condensed consolidated interim financial statements.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.           Description of business and nature of operations

New Gold Inc. (the “Company”) and its subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation.  New Gold Inc.’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and the Peak Mines in Australia.  Significant projects include the New Afton copper-gold development project in Canada, the Blackwater exploration project in Canada and a 30% interest in the El Morro copper-gold development project in Chile.

New Gold Inc. is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange, and the NYSE AMEX under the symbol NGD.

The Company’s registered office is located at 3110 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

2.           Significant accounting policies

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011. The accounting policies the Company expects to adopt in its financial statements as at and for the year ending December 31, 2011 are disclosed in Note 2 of the Company’s condensed consolidated interim financial statements as at and for the three months ended March 31, 2011.

As these condensed consolidated interim financial statements are prepared using International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) were included in the Company’s condensed consolidated interim financial statements as at and for the three months ended March 31, 2011.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2010 annual financial statements and in consideration of the IFRS transition disclosures included in Note 20 to these financial statements and the additional annual disclosures required under IFRS included in the Company’s condensed consolidated interim financial statements as at and for the three months ended March 31, 2011.

3.           Changes in accounting standards

On November 12, 2009, the IASB issued IFRS 9 Financial Instruments which addresses the classification and measurement of financial assets as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. Requirements for financial liabilities were added in October 2010. IFRS 9 must be applied starting January 1, 2013, with early adoption permitted. The Company has not early adopted IFRS 9 and is currently evaluating the expected impact on its consolidated financial statements.

Accounting standards effective January 1, 2013:

(a)
IFRS 10 Consolidated Financial Statements includes a new definition of control, which is used to determine which entities are consolidated, and describes consolidation procedures. Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 - Investments in Associates were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.

The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.           Changes in accounting standards (continued)

(b)	IFRS 11 Joint Arrangements describes the accounting for joint arrangements with joint control; proportionate consolidation is not permitted for joint ventures (as newly defined)
(c)	IFRS 12 Disclosures of Interests in Other Entities includes all of the disclosure requirements for subsidiaries, joint ventures, associates, and "structured entities
(d)	IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS
(e)
IFRS 1 First-time Adoption of International Financial Reporting Standards clarifies that an entity is required to apply IFRS 1 when the entity’s most recent previous annual financial statements did not contain an explicit and unreserved statement of compliance with IFRSs, even if the entity applied IFRS 1 in a reporting period before the period reported in the most recent previous annual financial statements. It also clarifies that an entity that capitalized borrowing costs in accordance with its previous GAAP before the date of transition to IFRSs may carry forward without adjustment the amount previously capitalized in the opening statement of financial position at the date of transition. Also clarifies that borrowing costs incurred on or after the date of transition to IFRSs, including those incurred on qualifying assets under construction at the date of transition, should be accounted for in accordance with IAS 23, Borrowing Costs.

(g)
IAS 1 Presentation of Financial Statements clarifies that additional financial statement information is not necessary for periods beyond the minimum comparative information requirements. If additional comparative information is provided, the information should be presented in accordance with IFRSs. IAS 1 is amended to change the disclosure of items presented in Other Comprehensive Income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future.

(h)	IAS 16 Property, Plant and Equipment clarifies that servicing equipment should be classified as property, plant and equipment when it is used during more than one period and as inventory otherwise.
(i)
IAS 32 Financial Instruments: Presentation clarifies that income tax relating to distributions to holders of an equity instrument and income tax relating to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Taxes.

(j)
IAS 34 Interim Financial Reporting clarifies the requirements relating to segment information in interim reports by specifying that total assets for a particular reportable segment would be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total assets for that segment from the amount disclosed in the last annual financial statements.

(k)
IFRIC 20 Stripping costs in the production phase of a surface mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. The interpretation may require mining entities reporting under IFRS to write off existing stripping assets to opening retained earnings if the assets cannot be attributed to an identifiable component of an ore body.

These standards must be applied starting January 1, 2013, with early adoption permitted. The Company has not early adopted these new standards and is currently evaluating the expected impact on its consolidated financial statements.

Accounting standards anticipated to be effective January 1, 2013:

(a)
The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”). IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity holding it is to collect contractual cash flows which represent principal and interest; otherwise it is measured at fair value through profit or loss. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Acquisition of Richfield Ventures Corp.

On April 4, 2011, the Company announced that it had entered into a definitive agreement whereby the Company would acquire, through a plan of arrangement (the “Arrangement”), all of the outstanding common shares of Richfield Ventures Corp. (“Richfield”). Under the terms of the Arrangement, each Richfield shareholder would receive 0.9217 of a New Gold share and a nominal cash payment of $0.0001 for each Richfield share held. The acquisition received final court approval on June 1, 2011.
48,611,979 common shares issued to Richfield shareholders were valued at Cdn$9.75 per share. The value per share was determined using the June 1, 2011 opening share price of New Gold.

The preliminary allocation of the purchase price based on the consideration paid and on Richfield net assets acquired as of June 1, 2011 is as follows:

$

Issuance of New Gold shares (48,611,979 common shares)	487,906
Acquisition costs	5,764
Purchase consideration	493,670

Net assets acquired
Net working capital (including cash of $24,415)	21,235
Plant and equipment	2,604
Blackwater project	465,290
Deferred tax asset	4,221
Other assets	320
493,670

During the quarter ended September 30, 2011 the Company updated the allocation of the purchase price. The total of the Company’s shares issued was revised from 48,137,295 shares to 48,611,979 and an additional $4.7 million was additionally allocated to the purchase price. The update included a reduction to exploration properties to $nil from $3.8 million and the recognition of a deferred tax asset of $4.2 million from $nil from June 30, 2011.

For purposes of these condensed consolidated interim financial statements, the transaction has been accounted for as a purchase of assets and assumption of liabilities of Richfield by the Company. The transaction does not qualify as a business combination under IFRS 3 Business Combinations, as the significant inputs and processes that constitute a business were not identified. Therefore the transaction was treated as an asset acquisition. The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and available information at the time of the acquisition.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5.           Expenses

(a)	Finance costs and income

	Three months ended		Nine months ended
	2011	2010	2011	2010
	$	$	$	$
Finance costs:
Interest on convertible debentures	1,284	1,412	4,331	4,165
Interest on senior notes	4,210	4,819	14,512	14,489
Other interest	952	72	2,762	360
Unwinding of the discount on
reclamation cost obligations	359	261	1,206	820
	6,805	6,564	22,811	19,834
Less: amounts included in
cost of qualifying assets	(5,494)	(6,231)	(18,843)	(18,654)
	1,311	333	3,968	1,180

Finance income:
Interest income	962	1,188	2,930	1,840

(b)	Other gains and losses

The following table summarizes other (losses) and gains for the three and nine months ended September 30, 2011 and 2010.

	Three months ended		Nine months ended
	2011	2010	2011	2010
	$	$	$	$
Fair value change of
embedded derivative in senior notes (i)	9,670	10,916	10,520	11,568
Gains on FVTPL financial assets	-	2,126	1,349	7,018
Ineffectiveness on hedging instruments (ii)	(481)	-	(4,167)	-
Fair value change of
non-hedged derivatives (iii)	(34,576)	(10,487)	(28,895)	(49,892)
Gain (loss) on foreign exchange	18,048	(4,237)	20,029	(9,189)
Other	(279)	(137)	(2,432)	(2,466)
	(7,618)	(1,819)	(3,596)	(42,961)

(i)
The Company has the right to redeem the senior secured notes (“Notes”), as described in Note 11 (a) in whole or in part at any time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.  At September 30, 2011, the redemption price was 105% and is scheduled to decrease to 104% on June 28, 2013.  The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes.

(ii)
The Company has gold forward sales contracts that commenced in July 2008 that represent a commitment of 5,500 ounces per month ending in December 2014 (as described in Note 12 (a)). The effective portion of gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. The ineffective portion is recorded in other gains and losses in the current period. The ineffective portion has resulted in a loss of $0.5 million and $4.2 million recorded in earnings for the three and nine months ended September 30, 2011 (2010 - $nil and $nil).

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5.           Expenses (continued)

(iii)	Fair value change on non-hedged derivatives (continued)

The Company issued 55,000 convertible debentures (“Debentures”) in 2007, as described in Note 11 (b). The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option. The conversion option is treated as a derivative liability and was measured at fair value on initial recognition, and is subsequently re-measured at fair value through profit or loss at the end of each period and is recorded in non-hedged derivatives (non-derivative financial assets and liabilities classified as fair value through profit or loss (“FVTPL”) are measured at fair value with unrealized gains and losses recognized on the income statement). At September 30, 2011, the fair value of the derivative liability was $26.6 million (Cdn$27.7 million) (December 31, 2010 - $29.4 million (Cdn$29.3 million)). The change in the fair value resulted in a loss of $2.0 million and a gain of $1.9 million recorded in earnings for the three and nine months ended September 30, 2011 (2010 - $0.3 million and $9.4 million loss for the three and nine months ended). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

The Company has outstanding share purchase warrants (“Warrants”), as described in Note 12 (b). The Warrants have an exercise price denominated in a currency other than the Company’s functional currency. The Warrants are classified as a derivative liability and measured at fair value on initial recognition, and subsequently re-measured at fair value through profit or loss at the end of each period and is recorded in non-hedged derivatives. At September 30, 2011, the fair value of the derivative liability was $147.4 million (Cdn$153.1 million) (December 31, 2010 - $125.9 million (Cdn$125.3 million)). The change in the fair value resulted in a loss of $32.6 million and $30.8 million recorded in earnings for the three and nine months ended September 30, 2011 (2010 - $10.2 million and $40.5 million loss).

6.           Trade and other payables

	September 30	December 31
	2011	2010
	$	$

Trade payables	17,061	19,542
Payables to related parties	1,855	2,119
Accruals	65,049	46,269
Interest payable	5,158	-
Current portion of reclamation closure costs	1,315	1,315
	90,438	69,245

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7.           Inventories

	September 30	December 31
	2011	2010
	$	$

Heap leach ore	84,374	61,738
Work-in-process	14,930	21,623
Finished goods	3,941	5,506
Stockpiled ore	79	79
Supplies	18,749	14,109
	122,073	103,055

The amount of inventories recognized in operating expenses for the three and nine months ended September 30, 2011 was $76.9 million and $211.4 million (2010 - $56.5 million and $160.4 million).  There were no write-downs or reversals of write-downs during the three and nine months ended September 30, 2011 and 2010. The inventory is expected to be used within one year.

8.           Investments

(a)           Asset Backed Notes

At December 31, 2010 the Company owned $21 million (Cdn$20.9 million) of face value long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.  The Company designated the investments as FVTPL financial instruments.

In February 2011, the Company disposed of its remaining $21 million face value AB Notes, which had a fair value of $7.5 million at December 31, 2010, for proceeds of $8.9 million. The realized gain of $1.3 million was recorded in Other gains and losses, as described in note Note 5 (b). At September 30, 2011, the Company no longer had a position in AB Notes.

(b)           Available for Sale Securities

The Company acquired 115 million shares of Beadell Resources Limited (“Beadell”) as partial consideration for the sale of our interest in Amapari on April 13, 2010 (Note 9). Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil. Beadell’s shares are publicly traded on the Australian Stock Exchange. The Company held approximately 18.5% of Beadell’s outstanding shares as a result of the
Amapari disposition. As a condition of closing, the Company was restricted from trading the shares for a period of one year due to a voluntary escrow arrangement. The Company designated its investment in Beadell as an available-for-sale financial asset with the changes in the fair value being included in other comprehensive income (loss).

The fair value of the Beadell shares received on the transaction date of April 13, 2010 was $18.6 million. The shares were valued using the Beadell ask price on April 13, 2010, with subsequent revaluations based on the bid price. On December 1, 2010, the Company sold the 115 million shares, with Beadell’s consent to release the shares from the escrow arrangement, for total net proceeds of $58.4 million resulting in a gain on sale of $39.7 million which was included in earnings for the year ended December 31, 2010.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.           Operations held for sale

On January 2, 2009, the Company placed the Amapari Mine on care and maintenance. Mining at the Amapari Mine was suspended and leaching of stacked material continued until April 2009 at which time leaching operations were suspended.  On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda., which held the Amapari Mine and other related assets, to Beadell. The transaction closed on April 13, 2010. Proceeds to the Company were $37.0 million in cash and 115 million Beadell shares valued at $18.6 million.  The Company subsequently sold the 115 million shares of Beadell, as described in Note 8 (b).

10.           Mining interests

Mining Properties
	Depletable	Non- depletable	Plant and equipment	Construction in progress	Exploration and evaluation	Total
	$	$	$	$		$
Cost
As at December 31, 2010	558,070	964,122	444,459	1,806	9,660	1,978,117
Additions	19,023	591,280	136,336	12,264	10,362	769,265
Disposals	-	-	(2,965)	-	-	(2,965)
Transfers	-	(4,400)	9,747	(5,347)	-	-
Foreign exchange translation	-	(43,092)	(18,323)	-	-	(61,415)
As at September 30, 2011	577,093	1,507,910	569,254	8,723	20,022	2,683,002

Accumulated depreciation
As at December 31, 2010	113,476	-	97,401	-	-	210,877
Depreciation for the period	30,995	-	31,129	-	-	62,124
Disposals	-	-	(1,817)	-	-	(1,817)
Foreign exchange translation	-	-	(1,283)	-	-	(1,283)
As at September 30, 2011	144,471	-	125,430	-	-	269,901

Carrying amounts
As at December 31, 2010	444,594	964,122	347,058	1,806	9,660	1,767,240
As at September 30, 2011	432,622	1,507,910	443,824	8,723	20,022	2,413,101

The Company capitalized $5.5 million and $18.8 million of interest for the three and nine months ended September 30, 2011 (2010 - $6.2 million and $18.7 million) related to the New Afton project and $nil for the three and nine months ended September 30, 2011 (2010 - $nil and $nil) for the Blackwater project.

The Company capitalized $8.3 million and $10.4 million of exploration and evaluation expenditures for the three and nine months ended September 30, 2011 (2010 - $nil and $nil) related to the Blackwater project.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Mining interests (continued)

A summary of carrying amounts by property is as follows:

			Mining properties
		Non-		Plant and	September 30
	Depletable	depletable	Total	equipment	2011
	$	$	$	$	$

Mesquite Mine	160,429	46,309	206,738	99,948	306,686
Cerro San Pedro Mine	183,702	84,819	268,521	74,426	342,947
Peak Mine	88,491	46,671	135,162	78,008	213,170
New Afton Project	-	518,276	518,276	178,914	697,190
El Morro Project	-	385,772	385,772	-	385,772
Blackwater Project	-	445,148	445,148	11,245	456,393
Other projects	-	9,660	9,660	-	9,660
Corporate	-	-	-	1,283	1,283
	432,622	1,536,655	1,969,277	443,824	2,413,101

			Mining properties
		Non-		Plant and	December 31
	Depletable	depletable	Total	equipment	2010
	$	$	$	$	$

Mesquite Mine	168,068	46,485	214,553	98,826	313,379
Cerro San Pedro Mine	204,144	82,927	287,071	73,203	360,274
Peak Mine	72,382	46,671	119,053	68,934	187,987
New Afton Project	-	420,912	420,912	104,934	525,846
El Morro Project	-	368,933	368,933	-	368,933
Other projects	-	9,660	9,660	-	9,660
Corporate	-	-	-	1,161	1,161
	444,594	975,588	1,420,182	347,058	1,767,240

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Long-term debt

Long-term debt consists of the following:

	September 30	December 31
	2011	2010
	$	$

Senior secured notes (a)	172,521	179,197
Subordinated convertible debentures (b)	43,160	42,635
El Morro project funding loan (c)	25,374	8,052
Revolving credit facility (d)	-	-
	241,055	229,884

(a)           Senior secured notes

The Notes are secured by a charge on the assets comprising and relating to the Company’s New Afton gold-copper project.  The senior secured note agreement requires the Company to comply with certain reporting and other non-financial covenants.

The face value of the Notes at September 30, 2011 was $180.0 million (Cdn$187.0 million) (2010 - $181.6 million (Cdn$187.0 million)). The Notes mature and become due and payable on June 28, 2017, and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year. Following the start of commercial production at New Afton, in the event that excess cash flow is generated by New Afton in a previous fiscal year (as defined by the Notes Indenture), the Company must offer to repurchase the Notes at 100% of face value on a pro rata basis up to an aggregate maximum equal to the amount of the excess cash flow. The offer may be accepted or declined by holders on an individual basis.

The Company has the right to redeem the Notes (as described in Note 5 (b)(i)) in whole or in part at any time prior to June  27, 2017. This early redemption feature in the Notes qualifies as an embedded derivative. The change in the fair value has resulted in a gain of $9.7 million and $10.5 million recorded in earnings for the three and nine months ended September 30, 2011(2010 - $10.9 million and $11.6 million gain for the three and nine months ended). At September 30, 2011, the fair value of the derivative asset was determined to be $18.2 million (December 2010 - $7.7 million) and is included in Other assets.

(b)           Subordinated convertible debentures

In 2007, the Company issued 55,000 subordinated convertible debentures (“Debentures”) for an aggregate principal amount of Cdn$55.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date, the Company may force conversion of the Debentures if the market price of the Company’s shares is at least 125% (Cdn$11.69 per share) of the conversion price.

The face value of the Debentures at September 30, 2011 was $52.9 million (Cdn$55.0 million) (2010 - $53.4 million (Cdn$55.0 million)).

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Long-term debt (continued)

(b)           Subordinated convertible debentures (continued)

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.  The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture.  The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants. The Debentures are unsecured and subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

(c)           El Morro project funding loan

The Company owns a 30% interest (held through its subsidiary) in the El Morro copper-gold project which is an advanced stage copper-gold project located in the Atacama region of north-central Chile.

On October 12, 2009, Barrick Gold Corporation (“Barrick”) announced that it had entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”), a wholly owned subsidiary of Xstrata Plc, to acquire Xstrata’s 70% interest in the El Morro project. The Company, through its 100% owned subsidiary Datawave Sciences Inc. (“Datawave”), held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced.

On January 7, 2010, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million.  The Company completed this transaction on February 16, 2010.  A subsidiary of Goldcorp Inc. (“Goldcorp”) loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal. After acquisition of Xstrata’s 70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.

Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, Datawave received a $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders Agreement. The payment to Datawave was recorded, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into income over a period of time equal to the life of the Shareholders Agreement. Under the revised Shareholders Agreement, Goldcorp (through its subsidiary) has agreed to fund 100% of Datawave’s share of the development and construction capital for the project, which is currently estimated at $3.9 billion. As at December 31, 2010 the interest rate was locked in at 4.58%. Datawave will be entitled to a penalty payment of $1.5 million per month up to a maximum of $36.0 million if the construction on the El Morro Project does not commence within 60 days of receipt of required permits and approvals.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Long-term debt (continued)

(c)           El Morro project funding loan (continued)

Prior to completion of the Agreement with Goldcorp on February 16, 2010, Xstrata had agreed to fund 70% of the Company’s program funding commitments on El Morro until commencement of commercial production. These amounts, plus interest, would be repaid out of 80% of the Company’s distributions once El Morro was in production. Interest was based on the lower of the Xstrata cost of financing plus 100 basis points and the Chilean prescribed government rate and was compounded monthly. As of December 31, 2009, Xstrata had funded $3.7 million of the Company’s funding commitments. Under the Agreement, Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production.  These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.

As at December 31, 2010 the interest rate on the Company’s share of the capital funded by Goldcorp was locked in at 4.58% (and is compounded monthly). Goldcorp assumed this loan at the new, lower interest rate from February 16, 2010. As at September 30, 2011, the outstanding loan balance was $25.4 million including accrued interest. For the three and nine months ended September 30, 2011, non-cash investing activities were $9.6 million and $16.8 million (2010 - $0.3 million for the three and nine months) excluding accrued interest, and represent the Company’s share of contributions to the El Morro project funded by the joint venture partner. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including a pledge of the El Morro shares, which means recourse is limited to the Company’s investment in El Morro.

(d)           Revolving credit facility

On December 14, 2010, the Company entered into an agreement for a $150.0 million revolving credit facility (“Facility”) with a syndicate of banks.  The amount of the Facility will be reduced by $50.0 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute.  However, the full $50.0 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period.  The purpose of the Facility is for general corporate purposes, including acquisitions.

The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro project assets) and a pledge of certain subsidiary shares, has a term of three years with annual extensions permitted.  The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens.

As at September 30, 2011, the Company has not drawn any funds under the Facility, however the Facility has been used to issue letters of credit of A$10.2 million for Peak Mines’ reclamation bond for the state of New South Wales, Cdn$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations) and Cdn$8.0 million for New Afton’s reclamation requirements. In exchange for the letter of credit, the B.C. Ministry of Energy, Mines and Petroleum released the Cdn$8.0 million New Afton reclamation deposit back to the Company in February 2011.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Derivative instruments

  The following tables summarize hedged derivative related liabilities.

	September 30	December 31
	2011	2010
	$	$
Derivatives designated as hedging instruments
Gold contracts	164,710	153,375

Less: Current portion	(53,068)	(40,072)
	111,642	113,303

The following table summarizes realized derivative gains (losses) for the three and nine months ended September 30, 2011 and 2010 as presented in the income statement.

	Three months ended		Nine months ended
	2011	2010	2011	2010
	$	$	$	$
Derivatives designated
as hedging instruments
Gold hedging contracts	(12,364)	(5,141)	(29,695)	(12,676)
Fuel contracts	-	(40)	-	23
	(12,364)	(5,181)	(29,695)	(12,653)

Realized gains (losses) on derivatives not in a hedging relationship are classified in other gains and losses. Realized gains (losses) on derivatives in a qualifying hedge relationship are classified as revenue for gold hedging contracts and operating expenses for fuel hedging contracts.

The following table summarizes unrealized derivative gains (losses) recorded in earnings for the three and nine months ended September 30, 2011 and 2010.

	Three months ended		Nine months ended
	2011	2010	2011	2010
	$	$	$	$
Derivatives not classified as hedging
instruments for accounting purposes
Share purchase warrants	(32,546)	(10,131)	(30,824)	(40,479)
Conversion option on
convertible debentures	(2,030)	(356)	1,929	(9,413)
Prepayment option
embedded derivative	9,670	10,916	10,520	11,568
	(24,906)	429	(18,375)	(38,324)

For the three and nine months ended September 30, 2011 and 2010 there were no unrealized derivative gains (losses) recorded in earnings for derivatives classified as hedging instruments for accounting purposes. Except for the unrealized derivative losses of $0.5 million and $4.2 million (2010 - $nil and $nil) relating to the ineffective portion of the change in the fair value of hedging instruments for accounting purposes, as described in Note 5(b)(ii).

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Derivative instruments (continued)

The following table summarizes derivative gains (losses) in other comprehensive income for the three and nine months ended September 30, 2011 and 2010.

	Three months ended		Nine months ended
	2011	2010	2011	2010
	$	$	$	$
Effective portion of change in fair value
of hedging instruments
Gold hedging contracts - unrealized	(27,284)	(15,631)	(43,336)	(56,282)
Gold hedging contracts - realized	12,364	5,141	29,695	12,676
Fuel contracts - unrealized and realized	-	228	-	(110)
Income tax	6,077	3,760	5,628	17,826
	(8,843)	(6,502)	(8,013)	(25,890)

The net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts and fuel contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis.  The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.  At September 30, 2011, the Company’s estimate of the net amount of existing derivative losses arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next twelve months, excluding tax effects, is $43.4 million for gold hedging contracts.

(a)           Gold hedging contracts

Under the terms of a previously held term loan facility, Western Mesquite Mines Inc. was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At September 30, 2011, the Company had remaining gold forward sales contracts for 214,500 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 39 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Derivative instruments (continued)

(b)           Share purchase warrants

The following table summarizes information about outstanding share purchase warrants at September 30, 2011.

		Common
	Number	Shares	Exercise
Series	of warrants	Issuable	prices	Expiry date
	(000's)	(000's)	Cdn$

Series B	217,500	21,750	15.00	April 3, 2012
Series C	73,812	7,381	9.00	November 28, 2012
Series A	27,850	27,850	15.00	June 28, 2017
	319,162	56,981

(c)           Non-current derivative liabilities classified as FVTPL liabilities

The following table summarizes fair value through profit or loss (“FVTPL”) liabilities.

	September 30	December 31
	2011	2010
	$	$
Equity conversion option on convertible debt	26,635	29,429
Share purchase warrants	147,357	125,936

Less: current portion of share purchase warrants	(14,656)	-
	159,336	155,365

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Common shares

At September 30, 2011, the Company had unlimited authorized common shares and 450,494 thousand common shares outstanding.

(a)           No par value common shares issued

	Number
	of shares
	(000's)	$

Balance, December 31, 2010	399,042	1,845,886
Acquisition of Richfield (i)	48,612	487,906
Exercise of options (ii)	2,835	22,250
Exercise of warrants	5	65
Balance, September 30, 2011	450,494	2,356,107

(i)
On June 1, 2011, the Company issued 48,612 thousand common shares to effect the acquisition of Richfield Venture Corp., as described in Note 4. The shares were issued at the opening share price of the Company on June 1, 2011, the transaction completion date, of Cdn$9.75 for a total consideration of $487.9 million.

(ii)
During the nine months ended September 30, 2011, 2,835 thousand common shares were issued pursuant to the exercise of stock options. The Company received proceeds of $15.0 million from these exercises and transferred $7.3 million from contributed surplus.

(b)           Stock options

The following table presents changes in the stock options.

	Number of	Weighted average
	options	exercise price
	(000's)	Cdn$

Balance, December 31, 2010	12,248	4.50
Granted	1,730	7.83
Exercised	(2,835)	5.14
Forfeited	(213)	4.89
Expired	(183)	11.00
Balance, September 30, 2011	10,747	4.75

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Common shares (continued)

 (c)           Earnings per share

The following table sets forth the computation of diluted earnings per share for the three and nine months ended September 30, 2011 and 2010.

	Three months ended		Nine months ended
	2011	2010	2011	2010
	$	$	$	$

Earnings (loss)
Continuing operations	40,709	44,754	144,030	31,790
Discontinued operations, net of tax	-	-	-	(9,886)
Net earnings	40,709	44,754	144,030	21,904

Dilution of net earnings (gain) loss:
Debentures (net of tax)	-	-	(1,447)	-
Net diluted earnings	40,709	44,754	142,583	21,904

(in thousands)
Basic weighted average
number of shares outstanding	450,138	391,686	422,135	390,186

Effective of diluted securities
Stock options	6,361	4,620	5,772	4,242
Debentures	-	-	5,882	-
Warrants	-	5,258	-	5,200
Diluted weighted average
number of shares outstanding	456,499	401,564	433,789	399,628

Earnings per share
from continuing operations
Basic	0.09	0.11	0.34	0.08
Diluted	0.09	0.11	0.33	0.08

Loss per share
from discontinued operations
Basic	-	-	-	(0.03)
Diluted	-	-	-	(0.02)

Earnings per share
from continuing and discontinued operations
Basic	0.09	0.11	0.34	0.05
Diluted	0.09	0.11	0.33	0.06

The following lists the equity securities excluded from the computation of diluted earnings per share.  The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the common shares of the Company of Cdn$11.68 and Cdn$10.27 for the three and nine months ended September 30, 2011 (2010 – Cdn$5.92 and Cdn$5.52). Or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

	Three months ended			Nine months ended
	2011	2010	2011	2010
	(000's)	(000's)	(000's)	(000's)

Stock options	100	3,495	100	3,919
Share purchase warrants	56,981	56,986	56,981	56,986
Convertible debentures	5,882	5,882	-	5,882

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Income and mining taxes

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
	$	$	$	$

Current tax
Canadian income tax	109	(18,888)	2,322	(13,427)
Foreign income tax and mining tax	24,028	14,691	72,355	32,416
Total current tax	24,137	(4,197)	74,677	18,989

Deferred tax
Canadian income tax	(7,645)	9,405	(9,826)	(1,580)
Foreign income tax and mining tax	(312)	(15,140)	(7,622)	(2,903)
Total deferred tax	(7,957)	(5,735)	(17,448)	(4,483)

Income tax expense (recovery)	16,180	(9,932)	57,229	14,506

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
	$	$	$	$

Earnings before income taxes	56,889	34,822	201,259	46,296

Canadian federal and provincial income tax rates	26.50%	28.50%	26.50%	28.50%

Income tax recovery based on above rates	15,076	9,924	53,334	13,194
Increase (decrease) due to
Net non-deductible expenditures	(3,232)	(12,770)	(5,877)	(6,144)
Different statutory tax rates on
earnings of foreign subsidiaries	(2,757)	2,671	5,883	5,524
Adjustment of prior year provision
to statutory tax returns	-	928	-	9,379
Non-taxable gain	-	(3,600)	-	(4,341)
Withholding tax on repatriation	-	-	2,000	-
Benefit of losses not recognized in period		348	-	806
Other	7,093	(7,433)	1,889	(3,912)
	16,180	(9,932)	57,229	14,506

The tax rate used for the 2011 and 2010 reconciliations above is the corporate tax rate of 26.5%  (2010 – 28.5%) payable by corporate entities in British Columbia, Canada, on taxable profits under the tax law in that jurisdiction.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

15.           Reclamation and closure obligations

The Company’s reclamation and closure obligations (“Obligations”) consist of costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Mine and the New Afton development project. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

Each period the Company reviews costs estimates, discount rates and other assumptions in the valuation of the Obligation at each of its mining properties and development property to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the Obligation. The fair values of the Obligations are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest matching the duration and jurisdiction of the Obligation. The Company prepares estimates of the timing and amount of expected cash flows when an Obligation is incurred. Expected cash flows are updated each period to reflect changes in facts and circumstances and are impacted by changes in the discount rate.

Changes to the reclamation and closure obligations are as follows:

		Cerro		New
	Mesquite	San Pedro	Peak	Afton
	Mine	Mine	Mine	Project	Total
	$	$	$	$	$

Balance, December 31, 2010	8,488	8,911	14,434	3,655	35,488
Reclamation expenditures	-	-	(421)	-	(421)
Unwinding of discount	213	260	635	98	1,206
Revisions to expected cash flows	1,255	3,049	2,542	424	7,270
Foreign exchange movement	-	-	(632)	(165)	(797)

Balance, September 30, 2011	9,956	12,220	16,558	4,012	42,746
Less: current portion	8	490	817	-	1,315

	9,948	11,730	15,741	4,012	41,431

The current portion of the reclamation and closure obligations has been included in trade and other payables.

16.           Supplemental cash flow information

	Three months ended		Nine months ended
	2011	2010	2011	2010
	$	$	$	$
Operating activities:
Change in non-cash working capital
Trade and other receivables	3,222	5,323	(3,996)	10,362
Inventories	2,112	(9,528)	(10,424)	(16,114)
Trade and other payables	9,900	(381)	1,056	(5,896)
Prepaid expenses and other	(2,511)	(2,208)	(1,639)	(1,917)
	12,723	(6,794)	(15,003)	(13,565)

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.           Segmented information

The Company manages its operations by mine site. The basis of segmentation has been updated from the December 31, 2010 annual financial statements, as the geographical presentation has been changed to a mine site presentation. This has not resulted in any differences from the 2010 annual financial statements. The reults from operations for these reportable operating segments are summarized in the table below:

			Three months ended September 30, 2011
	Mesquite	CSP	Peak	New Afton	Other (1)	Total
	$	$	$		$	$

Revenues	42,591	72,477	60,433	-	-	175,501
Operating expenses	23,584	21,479	38,487	-	-	83,550
Depreciation and depletion	5,303	5,889	4,833	-	(124)	15,901
Earnings from mine operations	13,704	45,109	17,113	-	124	76,050

Corporate admin. expenses	-	-	-	-	6,214	6,214
Share-based payment expenses	-	-	-	-	3,567	3,567
Exploration expenses	18	995	1,997	-	(1,597)	1,413

Earnings (loss) from operations	13,686	44,114	15,116	-	(8,060)	64,856
Finance income	22	5	72	58	805	962
Finance costs	(316)	(55)	(55)	(31)	(854)	(1,311)
Other gains and losses	(1,516)	11,540	5,875	8,350	(31,867)	(7,618)

Earnings (loss) before taxes	11,876	55,604	21,008	8,377	(39,976)	56,889
Income tax (expense) recovery	(500)	(14,491)	(8,144)	5,231	1,724	(16,180)

Net earnings (loss)
from continuing operations	11,376	41,113	12,864	13,608	(38,252)	40,709

			Nine months ended September 30, 2011
	Mesquite	CSP	Peak	New Afton	Other (1)	Total
	$	$	$		$	$

Revenues	147,951	224,830	145,568	-	-	518,349
Operating expenses	73,089	66,058	86,062	-	-	225,209
Depreciation and depletion	17,179	23,604	12,339	-	-	53,122
Earnings from mine operations	57,683	135,168	47,167	-	-	240,018

Corporate admin. expenses	-	-	-	-	17,392	17,392
Share-based payment expenses	-	-	-	-	8,986	8,986
Exploration expenses	(69)	2,511	3,152	-	2,153	7,747

Earnings (loss) from operations	57,752	132,657	44,015	-	(28,531)	205,893
Finance income	75	71	195	139	2,450	2,930
Finance costs	(523)	(239)	(942)	(135)	(2,129)	(3,968)
Other gains and losses	(7,751)	12,234	2,447	14,199	(24,725)	(3,596)

Earnings (loss) before taxes	49,553	144,723	45,715	14,203	(52,935)	201,259
Income tax (expense) recovery	(11,148)	(41,287)	(11,917)	6,244	879	(57,229)

Net earnings (loss)
from continuing operations	38,405	103,436	33,798	20,447	(52,056)	144,030

(1)	Other includes corporate balances and exploration properties. Results of operations for exploration properties have been included in Other as these properties are still in the exploration phase with no revenues or operating costs.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.           Segmented information (continued)

			Three months ended September 30, 2010
	Mesquite	CSP	Peak	New Afton	Other (1)	Total
	$	$	$		$	$

Revenues	33,318	61,433	32,365	-	-	127,116
Operating expenses	20,661	20,688	17,525	-	-	58,874
Depreciation and depletion	5,125	11,276	4,721	-	-	21,122
Earnings from mine operations	7,532	29,469	10,119	-	-	47,120

Corporate admin. expenses	-	-	-	-	4,977	4,977
Share-based payment expenses	-	-	-	-	1,418	1,418
Exploration expenses	1,494	876	1,220	-	1,349	4,939

Earnings (loss) from operations	6,038	28,593	8,899	-	(7,744)	35,786
Finance income	13	127	136	11	901	1,188
Finance costs	(225)	(66)	(4)	(35)	(3)	(333)
Other gains and losses	480	(8,205)	(2,997)	12,506	(3,603)	(1,819)

Earnings (loss) before taxes	6,306	20,449	6,034	12,482	(10,449)	34,822
Income tax (expense) recovery	(881)	(9,764)	4,361	(1,425)	17,641	9,932

Net earnings
from continuing operations	5,425	10,685	10,395	11,057	7,192	44,754

			Nine months ended September 30, 2010
	Mesquite	CSP	Peak	New Afton	Other (1)	Total
	$	$	$		$	$

Revenues	127,153	118,628	95,314	-	-	341,095
Operating expenses	74,122	48,587	45,224	-	-	167,933
Depreciation and depletion	18,720	22,637	11,434	-	-	52,791
Earnings from mine operations	34,311	47,404	38,656	-	-	120,371

Corporate admin. expenses	-	-	-	-	16,584	16,584
Share-based payment expenses	-	-	-	-	5,265	5,265
Exploration expenses	1,494	1,144	4,355	-	2,932	9,925

Earnings (loss) from operations	32,817	46,260	34,301	-	(24,781)	88,597
Finance income	44	150	208	73	1,365	1,840
Finance costs	(596)	(161)	(306)	(106)	(11)	(1,180)
Other gains and losses	111	(10,987)	(3,025)	7,777	(36,837)	(42,961)

Earnings (loss) before taxes	32,376	35,262	31,178	7,744	(60,264)	46,296
Income tax (expense) recovery	(13,984)	(14,022)	(4,759)	(1,150)	19,409	(14,506)

Net earnings (loss)
from continuing operations	18,392	21,240	26,419	6,594	(40,855)	31,790

(1)	Other includes corporate balances and exploration properties. Results of operations for exploration properties have been included in Other as these properties are still in the exploration phase with no revenues or operating costs.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.           Segmented information (continued)

The following tables present the segmented assets and liabilities:

	September 30, 2011		December 31, 2010

	Total	Total	Total	Total
	assets	liabilities	assets	liabilities
	$	$	$	$

Mesquite Mine	463,001	287,202	423,395	211,837
Cerro San Pedro Mine	464,738	170,800	456,864	119,897
Peak Mine	274,340	67,545	255,658	68,021
New Afton Project	737,280	266,183	566,836	262,940
El Morro Project	385,339	75,113	368,933	58,052
Blackwater Project	459,231	2,469	-	-
Other (1)	267,066	75,086	357,53	187,947
	3,050,995	944,398	2,429,189	908,694

 (1) Other includes corporate balances and exploration properties.

18.	Commitments and contingencies

Certain conditions may exist as of the date the condensed consolidated interim financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded.  When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a)           Capital commitments

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment for its operations.  At September 30, 2011, these commitments totaled $107.6 million (2010 - $87.8 million), of which all are expected to fall due over the next 12 months.

(b)
On January 13, 2010, New Gold Inc. received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to Datawave’s exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes the claim is without merit and is defending this action using all available legal avenues. No amounts have been accrued for any potential loss under this claim.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Commitments and contingencies (continued)

(c)	New Gold owns 100% of the Cerro San Pedro Mine through the Mexican company, Minera San Xavier S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine has a history of on-going legal challenges. The Mine is in full operation and legal challenges relate primarily to a land use dispute. The environmental management system at the Cerro San Pedro Mine has been certified by the International Organization for Standardization (“ISO”) as fully compliant with ISO14001:2004.

In September 2009, a Federal Court of Fiscal and Administrative Justice ordered SEMARNAT (the Mexican environmental regulatory agency) to nullify the authorization of MSX’s 2006 Environmental Impact Statement (“EIS”) for the Cerro San Pedro mine. MSX appealed the ruling, a hearing in the Third Federal District Court in Mexico City was held in April 2010, and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of the company’s position in its appeal against the September 2009 nullification of the EIS.

In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan (“Plan”), after public consultation. The Plan clearly designates the area of the Cerro San Pedro Mine for mining.

In April 2011, MSX filed a request for a new EIS based on the Plan and on August 5, 2011 a new EIS was granted. The 2011 EIS contains a number of conditions with which the company must comply and work to fulfill these conditions is in progress. MSX’s land usage permit and its other operating permits remain in effect.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation of the Cerro San Pedro Mine.

(d)
New Gold and its subsidiary Western Mesquite Mines, Inc. (“WMMI”) were named as defendants under the California Labor Code, Private Attorneys General Act 2004 alleging breaches of employment regulations at the Mesquite Mine. The primary claims related to allegations of unpaid overtime wages, non-compliant meal periods, and rest breaks and penalties for willful failure to pay all wages due on termination of employment. This matter has been settled in the amount of $1.8 million, subject to court approval and will not have a material effect on the financial conditions or future operations at the Mesquite Mine. The Company has accrued $1.8 million in accruals as of September 30, 2011.

19.           Subsequent events

(a)
On October 17, 2011 New Gold announced that it had entered into a definitive agreement with Geo Minerals Ltd. (“Geo Minerals”) whereby New Gold will acquire, through a court approved plan of arrangement, all of the outstanding common shares of Geo Minerals. As a result of the transaction New Gold will add 1,470 hectares of land immediately to the northwest of New Gold’s Blackwater Project. The arrangement has been approved unanimously by the Boards of Directors of New Gold and Geo Minerals and is subject to, among other things, court approval and the favourable vote of 66% (2/3) of the votes cast by holders of Geo Minerals securities at a special meeting of Geo Minerals security holders called approve the transaction, which is targeted to occur in December 2011.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Subsequent events (continued)

(b)
On October 17, 2001 New Gold announced that it had entered into a binding letter agreement with Silver Quest Resources Ltd (“Silver Quest”) whereby New Gold will acquire, through a court approved plan of arrangement, all of the outstanding common shares of Silver Quest. Upon closing of the transaction, New Gold will acquire Silver Quest’s 25% interest in the Davidson Property, which forms the northern half of the Blackwater Project and in which New Gold currently holds the remaining 75% interest. New Gold will also acquire a 100% interest in the Capoose project. The transaction is expected to close in December 2011.

20.	First-time adoption of IFRS

The Company adopted IFRS effective January 1, 2010 (“the transition date”) and has prepared its opening statement of financial position in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The date of the first annual financial statements in compliance with IFRS will be for the year ending December 31, 2011.

IFRS 1 First-time adoption of International Financial Reporting Standards, (“IFRS 1”), which governs the first time adoption of IFRS requires that the same policies are applied for all periods presented and that these policies are based on IFRS effective at the end of the first IFRS reporting year, December 31, 2011. The Company will therefore prepare its opening statement of financial position by applying existing IFRS at December 31, 2011 or earlier. Accordingly, it is possible that the opening statement of financial position and consolidated financial statements for December 31, 2011 may differ from the information presented in these interim financial statements.

The IFRS accounting policies as presented in Note 2 of the March 31, 2011 condensed consolidated interim financial statements have been applied in preparing the financial statements for the period ended September 30, 2011 and the comparative information.

(a)	Elected exemptions from full retrospective application

IFRS 1 requires accounting policies to be applied retrospectively to determine the opening statement of financial position at the Company’s transition date of January 1, 2010, and allows certain exemptions on the transition to IFRS.  The optional exemptions applied are as follows:

(i)	Business combinations

Under IFRS 1, the Company can elect to not restate in accordance with IFRS 3R Business Combinations, all business combinations that occurred prior to the transition date or to only restate all business combinations that occurred after a designated date prior to the transition date. The Company has applied this exemption to all business combinations that occurred prior to January 1, 2010.

(ii)	Deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value on the transition date or at an event-driven fair value (i.e. a fair value determined through a business combination or initial public offering) and use that fair value as its deemed cost. This elective exemption can be applied on an individual asset basis. The Company applied this exemption and used fair value as deemed cost in its opening statement of financial position to establish carrying values for $375.4 million of New Afton mining interests at the transition date.

(iii)	Share-based payment transactions

IFRS 1 encourages, but does not require a first-time adopter to apply IFRS 2 Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or were granted after November 7, 2002 but vested before the Company’s IFRS transition date. Accordingly, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

20.           First-time adoption of IFRS (continued)

(iii)	Share-based payment transactions (continued)

The Company has elected this exemption and as a result, has applied IFRS 2 retrospectively only for share-based payments that were granted after November 7, 2002, and had not vested at the date of transition.

(iv)	Cumulative translation differences

IFRS 1 allows cumulative translation differences for all foreign operations to be reset to zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising prior to the date of transition to IFRS. The Company has elected this exemption and accordingly, has reset all cumulative translation differences to zero on transition to IFRS.

(v)	Decommissioning liabilities included in the cost of property, plant and equipment

Under IFRS 1, an entity can elect to not apply the provisions of IFRIC 1 Changes in Existing Decommission, Restoration and Similar Liabilities, as they relate to changes in such liabilities before the date of transition to IFRS.

When applying this exemption, an entity would determine its decommissioning liabilities at the transition date, discount the liabilities back to the dates when they first arose using management’s best estimate of the historical risk-adjusted discount rates, and depreciate these amounts forward to the transition date to determine the amount to be included in the depreciated cost of the assets.  The
Company has elected this exemption and in doing so, was required to apply it to all its decommissioning liabilities.

(iv)	Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, applied IAS 23 from this date onwards.

(b)	Mandatory exceptions to retrospective application

IFRS 1 outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

(i)	Hedge accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) criteria for hedge accounting were recorded as non-hedged derivative instruments.

(ii)	Estimates

Hindsight was not used to create or revise estimates and accordingly, the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

20.           First-time adoption of IFRS (continued)

(c)	Reconciliations from Canadian generally accepted accounting principles (“GAAP”) to IFRS

The Company’s transition from Canadian GAAP to IFRS has resulted in a number of adjustments to its statement of income, statement of comprehensive income, statement of financial position and statement of cash flows as at and for the three and nine months ended September 30, 2010. Further details of the adjustments are provided in the following reconciliations and the notes that accompany the reconciliations. The adoption of IFRS has not changed the Company’s actual cash flows.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

20.           First-time adoption of IFRS (continued)

The Canadian GAAP income statement and statement of comprehensive income for the three and nine months ended September 30, 2010 have been reconciled to IFRS as follows:

		Three months ended			Nine months ended
	Notes	CGAAP	Effect of IFRS transition	IFRS	CGAAP	Effect of IFRS transition	IFRS
Revenues		127,116	-	127,116	341,095	-	341,095
Operating expenses	f	(59,437)	563	(58,874)	(169,548)	1,615	(167,933)
Depreciation and depletion	e	(20,984)	442	(21,122)	(52,341)	1,253	(52,791)
	f		(580)			(1,703)
Earnings from mine operations		46,695	425	47,120	119,206	1,165	120,371

Corporation administration		(4,977)		(4,977)	(16,584)		(16,584)
Share-based payment expenses	n	(1,857)	439	(1,418)	(6,580)	1,315	(5,265)
Exploration		(4,939)		(4,939)	(9,925)		(9,925)

Earnings from operations		34,922	864	35,786	86,117	2,480	88,597
Finance income		1,188	-	1,188	1,840	-	1,840
Finance costs	e	(72)	(261)	(333)	(360)	(820)	(1,180)
Realized and unrealized gain on investments		2,126	-	2,126	7,018	-	7,018
Unrealized gain (loss) on prepayment option		10,916	-	10,916	11,568	-	11,568
Other expense	e	(108)	(29)	(137)	(2,063)	(403)	(2,466)
Loss on foreign exchange	c	(12,897)	(496)	(4,237)	(12,200)	(327)	(9,189)
	d		10,934			4,362
	j		(1,778)			(1,024)
Unrealized loss on non-hedged derivatives	c		(356)	(10,487)		(9,413)	(49,892)
	j		(10,131)			(40,479)
Earnings (loss) before taxes		36,075	(1,253)	34,822	91,920	(45,624)	46,296
Income tax expense	c	(8,629)	(175)	9,932	(29,868)	2,225	(14,506)
	f		-			(306)
	j		1,489			5,063
	k		(266)			(2,041)
	l		17,513			10,421

Net earnings (loss) from continuing operations		27,446	17,308	44,754	62,052	(30,262)	31,790
Earnings (loss) from
discontinued operations, net of taxes	g				42,023	(51,909)	(9,886)
Net earnings		27,446	17,308	44,754	104,075	(82,171)	21,904

		Three months ended			Nine months ended
	Notes	CGAAP	Effect of IFRS transition	IFRS	CGAAP	Effect of IFRS transition	IFRS

Net earnings		27,446	17,308	44,754	104,075	(82,171)	21,904

Other comprehensive income (loss)
Unrealized gains (losses) on
mark-to-market of gold contracts		(15,631)	-	(15,631)	(56,282)	-	(56,282)
mark-to-market of fuel contracts		228		228	(110)		(110)
avaliable-for-sale securities (net of $2,872 tax)		23,118		23,118	20,104		20,104
Realized losses on
settlement of gold contracts		5,141	-	5,141	12,676	-	12,676
Currency translation adjustment	d	-	6,502	6,502	-	5,602	5,602
Income tax related to components of OCI		3,760	-	3,760	17,826	-	17,826
Total other comprehensive income (loss)		16,616	6,502	23,118	(5,786)	5,602	(184)
Total comprehensive income		44,062	23,810	67,872	98,289	(76,569)	21,720

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

20.           First-time adoption of IFRS (continued)

The Canadian GAAP statement of financial position and equity at September 30, 2010 has been reconciled to IFRS as follows:

			Effect of IFRS
	Notes	CGAAP	Transition	IFRS
Assets
Current assets
Cash and cash equivalents		391,004	-	391,004
Trade and other receivables		8,528	-	8,528
Inventories	e	108,422	382	105,115
	f		(3,689)
Deferred income and mining taxes	a	10,026	(10,026)	-
Current portion of derivative asset		256	-	256
Prepaid expenses and other		6,390	-	6,390
Total current assets		524,626	(13,333)	511,293
Investments		46,851	-	46,851
Mining interests	b	2,054,663	(327,606)	1,731,096
	d		15,581
	e		5,987
	f		1,281
	p		(18,810)
Deferred tax assets	a	1,428	10,026	11,454
Reclamation deposits and other		29,227	-	29,227
Total assets		2,656,795	(326,874)	2,329,921
Liabilities
Current liabilities
Trade and other payables	h,i	56,001	(1,023)	54,978
Current portion of derivatives liabilities		32,832	-	32,832
Current tax liabilities	h	20,575	(2,477)	18,098
Total current liabilities		109,408	(3,500)	105,908
Reclamation and closure cost obligations	e	22,639	7,361	30,000
Provisions	i	-	8,962	8,962
Non-current portion of derivative liabilities		100,481	-	100,481
Non-hedged derivative liabilities	c	-	17,441	88,785
	j		71,344
Deferred tax liabilities	b	308,633	(80,165)	219,423
	c		375
	d		2,186
	f		(448)
	j		6,850
	k		(7,445)
	l		8,247
	p		(18,810)
Long-term debt		217,088	-	217,088
Deferred benefit		46,276	-	46,276
Employee benefits and other	i	9,775	(5,462)	4,313
Total liabilities		814,300	6,936	821,236
Equity
Common shares	j	1,822,785	(826)	1,821,959
Contributed surplus	n	84,225	(1,315)	82,910
Share purchase warrants	j	150,656	(138,806)	11,850
Equity components of convertible debentures	c	21,604	(21,604)	-
Cumulative translation adjustment	d	-	5,602	5,602
Other reserves	m	(34,991)	1,566	(33,425)
Deficit	b	(201,784)	(246,361)	(380,211)
	c		11,303
	d		6,557
	e		(564)
	f		(1,759)
	g		51,909
	j		97,878
	k		9,507
	l		(23,160)
	m		(1,566)
Per income statement			(82,171)
Total equity		1,842,495	(333,810)	1,508,685
Total liabilities and equity		2,656,795	(326,874)	2,329,921

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

20.           First-time adoption of IFRS (continued)

The Canadian GAAP statement of cash flows for the three and nine months ended September 30, 2010 has been reconciled to IFRS as follows:

		Three months ended			Nine months ended
			Effect			Effect
			of IFRS			of IFRS
	Notes	CGAAP	Transition	IFRS	CGAAP	Transition	IFRS

Operating activities
Cash provided by continuing operations	per income statement	35,494	17,308	34,481	94,252	(30,262)	97,839
	c,j		10,487			49,892
	d,f,n		(8,961)			(3,876)
	o		(19,847)			(12,167)
Cash used in discontinued operations		-	-	-	(1,696)	-	(1,696)

Investing activities
Cash used in continuing operations	f	(34,168)	85	(33,155)	(447,164)	5,359	(459,952)
	o		928			(18,147)
Cash used in discontinued operations		0	-	0	34,410	-	34,410

Financing activities
Cash provided by continuing operations		379	-	379	442,554	-	442,554
Cash used in discontinued operations		-	-	-	-	-	-

Effect of exchange rates on cash and cash equivalents		13,207	-	13,207	5,497	-	5,497

Increase (decrease) in cash and cash equivalents		14,912	-	14,912	127,853	(9,201)	118,652
Cash and cash equivalents, beginning of period		376,092		376,092	263,151	9,201	272,352
Cash and cash equivalents, end of period		391,004	-	391,004	391,004	-	391,004

Notes to the IFRS reconciliations above:

(a)	Deferred tax classified as current

IFRS does not permit deferred tax to be classified as current. Reclassification from current to non-current was required.

(b)	Fair value as deemed cost

Under IFRS 1, the Company elected to measure the New Afton project at fair value on transition to IFRS and use that fair value as its deemed cost (please refer above for further details on the IFRS 1 exemption). The Company calculated the fair value of the project using a discounted cash flow methodology. Under Canadian GAAP, the estimates of future cash flows used to test the recoverability were on an undiscounted basis.

(c)	Convertible debentures

Under IFRS, the conversion option of the Company’s convertible debentures does not meet the criteria for equity classification and accordingly, is treated as a derivative liability that is measured at fair value on initial recognition. Under Canadian GAAP, the conversion option was classified as equity in the Company’s statement of financial position. Under IFRS, the conversion option derivative is re-measured at fair value at each statement of financial position date, while under Canadian GAAP the equity portion was not re-measured.

Due to the Company’s election of the IFRS 1 exemption for business combinations (see above), the initial recognition and subsequent measurement of the debt component of the convertible debentures was unchanged on transition to IFRS.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

20.           First-time adoption of IFRS (continued)

(d)	Foreign currency translation

IFRS does not have the concept of group functional currency and requires a separate functional currency assessment for each entity within the consolidated group. Under Canadian GAAP, all the Company’s entities had U.S. dollar functional currencies.

Under IFRS, the Company continues with U.S. dollar functional currencies for all entities, with the exception of the New Afton project. The Canadian dollar was determined to be the functional currency for New Afton under IFRS. The project was considered an integrated operation under Canadian GAAP.

(e)	Decommissioning liabilities (Reclamation and closure cost obligations)

IFRS requires provisions to be updated at each statement of financial position date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP required the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

This difference resulted in different discount rates being applicable for IFRS purposes than the discount rates used for Canadian GAAP. Accordingly, the Company was required to recalculate its reclamation and closure costs obligations and related asset amounts on transition. In performing the calculations, the IFRS 1 elective exemption for decommissioning liabilities was applied (see IFRS 1 above).

Under Canadian GAAP, the unwinding of the discount was presented as an operating expense. Under IFRS, the unwinding of the discount is presented as a finance cost. Adjustments were required in the Company’s 2010 income statements to reclassify these amounts to finance costs and to adjust the Canadian GAAP amounts to the IFRS amounts.

(f)	Property, plant and equipment

IFRS requires identifying and measuring the cost of significant individual components of assets which have different useful lives than the core asset. Significant components are then separately depreciated based on their individual useful lives.

(g)	Reversal of impairment loss

Under IFRS, previous impairment losses recognized must be reversed where circumstances have changed such that the impairments have reduced (other than for impairments of goodwill, which are not reversed). Reversals of impairment losses were not permitted under Canadian GAAP.

The Company increased the carrying value of the Amapari property to reverse an impairment charge that was recognized in 2008. The increase resulted in an impairment reversal to the fair value of the property, less estimated costs to sell, at January 1, 2010. As the Amapari property was held for sale at January 1, 2010, the adjustment resulted in an offset to the gain on sale recognized for Canadian GAAP purposes when the property was sold in Q2 2010.

(h)	Interest and penalties related to income taxes payable

IFRS does not permit interest and penalties related to income taxes to be classified as income and mining taxes payable.

(i)	Provisions

IFRS requires provisions to be disclosed separately from other liabilities.

New Gold Inc.
Notes to the condensed consolidated interim financial statements (unaudited)
September 30, 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

20.           First-time adoption of IFRS (continued)

(j)	Share purchase warrants

Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values, with changes in fair values being included in the consolidated income statement.  Under Canadian GAAP, all the Company’s outstanding share purchase warrants were classified and accounted for as equity.

(k)	Deferred taxes

Under Canadian GAAP, a deferred tax asset was not recognized on the disposition of the AB Notes, as it was assumed there was no future source of capital gains. Under IFRS, due to the deferred tax liability recognized on the warrants (refer to Note 20 (j) above), a deferred tax asset is required to be recognized on disposition of the notes.

(l)	Deferred taxes

IFRS requires a deferred tax asset or liability to be recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using the historical exchange rates. Under Canadian GAAP, a deferred tax asset or liability was not recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets and liabilities of integrated foreign operations.

(m)	Foreign currency IFRS 1 transitional provision

IFRS 1 allows cumulative translation differences for all foreign operations to be reset to zero at the date of transition to IFRS. The Company had $1.6m in accumulated other comprehensive income which was reset to zero on transition.

(n)	Share-based payment

Under Canadian GAAP, the Company recognized each share-based payment award as a single pool with a fair value based on the specified vesting period for the overall arrangement. Under IFRS, the fair value of each tranche of a share-based payment award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. In addition, IFRS requires that forfeitures be estimated in advance, whereas a policy choice existed under Canadian GAAP.

(o)	Statement of cash flows

Reclassification adjustments were required in the consolidated statement of cash flows to conform to the presentation required under IFRS. Interest paid and income taxes paid are presented as separate line items in the consolidated statement of cash flows, whereas they were previously disclosed as changes in non-cash working capital under Canadian GAAP. Restricted cash has been included in the cash and cash equivalents balance for IFRS purposes, but was separately reported as restricted cash under Canadian GAAP.

(p)	Other

On transition to IFRS, certain non-material adjustments totaling $18.8 million related to deferred tax liabilities have been made to the amounts previously reported under Canadian GAAP.